Mail Stop 4561

October 2, 2008

Mr. Thomas P. Heneghan
Chief Executive Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

> **Re:** **Equity LifeStyle Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed March 31, 2008**
> **File No. 001-11718**

Dear Mr. Heneghan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael McTiernan
Special Counsel